

OFFERING MEMORANDUM

facilitated by



# Uxbridge 660 Douglas LLC

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

### (A) The Company

| | |
|---|---|
| Name of Company | Uxbridge 660 Douglas LLC |
| State of Organization | MA |
| Date of Formation | 04/08/2021 |
| Entity Type | Limited Liability Company |
| Street Address | 660 Douglas St, Uxbridge MA, 01569 |
| Website Address | https://www.goodgreensflower.com/ |

### (B) Directors and Officers of the Company

| Key Person | Gennaro Ruggiero |
|---|---|
| Position with the Company<br>Title<br>First Year | <br>Manager<br>2022 |
| Other business experience (last three years) | - **Managing Member - Uxbridge 660 Douglas, LLC** (*2021 - Present*) — Description of the employer's principle business and this person's job responsibilities.<br><br>- *History of managing the daily activities of the company by overseeing several departments. Responsible for directing actions across an organization and direct managers to improve efficiency and reduce costs as needed.* |

| Key Person | Michael Cimino |
|---|---|
| Position with the Company<br>Title<br>First Year | <br>Managing Partner<br>2021 |
| Other business experience (last three years) | - Marcus & Millichap - Brooklyn, NY, 11/1/2014-1/1/2021 - Senior Associate, Commercial Real Estate Investment Sales Broker. Middle market commercial real estate ($1-$20M) underwriting, exclusive listing agent, 1031 exchange buyer acquisitions, financing. |

(C) Each Person Who Owns 20% or More of the Voting Power

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Michael Cimino | 37% |

(D) The Company's Business and Business Plan

The Team

Michael Cimino, Founder / Manager

Michael has ten years of experience in commercial real estate brokerage, investment and development. Most recently he completed a six-year tenure at publicly traded commercial real estate brokerage Marcus & Millichap (NYSE: MMI) in New York City where he brokered over a quarter billion dollars' worth of commercial real estate sales and acquisitions and received Commercial Observer's "30 Under 30" Award in 2018. Michael brings his experience in management as well as a vast network of finance, real estate, construction, and cannabis industry professionals. Michael is a graduate of Boston University. For any questions regarding the deal, Michael can be reached directly on his cell phone: 1 (617) 519-5777 or by email: mike@cimcorealty.com

Joe Cimino, Head Cultivator

Joe has fifteen years of experience growing both indoor and outdoor cannabis in both East Coast and West Coast environments. Joe is responsible for the entire cultivation process including: selection of strains and breeds based on in-depth knowledge of both plant genetics and consumer demands; start-to-finish grow cycles using state of the art sensors to closely monitor water, nutrient, PH, and humidity levels; meeting and adhering to all state guidelines on product testing for THC and CBD levels as well as pesticides, molds, metals, and other contaminants; achieving superior overall yield and quality consistent with the best indoor cannabis in today's market. Joe is a graduate of Boston University.

The Space

Our facility has been professionally designed and is being built with the newest and most efficient construction materials and equipment available in today's market.

- Insulated Metal Panels (IMP): PermaTherm wall and ceiling system throughout entire facility including structural second floor mezzanine level for water, electrical, and HVAC piping as well as easy access for routine maintenance of lighting and HVAC systems.
- Grow Lights: Luxx 645w LED Pro: State of the art LED lighting system made up of horticulture whites and Osram reds. Delivers high efficiency, reliability, and diode performance.
- HVAC: 100-ton cooling capacity, high efficiency Trane split system condensing units for grow rooms and Mitsubishi mini-split system for ancillary rooms.
- Dehumidification: Quest 876 – By utilizing patented multi-coil technology, these units are the most efficient and lowest amp draw dehumidifiers available in the market. In addition, the filtration system is rated to MERV13 which removes more harmful contaminants from the air such as dust, pollen, mold, and bacteria.
- Electrical: Three-phase 2,000 AMP service supplied by ASCO Power Technologies Series 7000 Bypass Transfer Switch, two Schneider Electric Square D Series 2 QED-2 Switchboards, and an outdoor diesel powered backup generator, designed to carry the entire electrical load of the building in the event of a power outage.

VIDEO: Cultivator Spotlight - Joe Cimino (Good Greens) | Cultivation Familia Member with CLTVTD Genetics [Watch on Youtube]

Joe Cimino discusses crop steering and technology utilized to achieve superior growing results.

Sales and Distribution

Good Greens is uniquely positioned to capitalize on a Massachusetts market that has generated over $3.8 billion dollars in gross revenue since adult-use retailers opened in November, 2018. Good Greens will utilize a three-pronged sales and distribution strategy.

- Sale of Good Greens branded pre-packaged flower, pre-rolls, edibles, and other manufactured products
- Strategic partnerships with other brands: by leveraging existing relationships, Good Greens plans to introduce premier out-of-state cannabis brands to the Massachusetts market
- Wholesale / white-labeling

Genetics

Good Greens works with industry leading breeders in selecting only the best strains to cultivate. Through this community, we have access to an exclusive library of today's newest, rarest and most exciting cultivars that are developed through a rigorous process of phenohunting, collecting, and collaboration. Examples of some of our latest runs include Baby Jokerz, Purple Milk, Glitter Bomb, and White Runtz to name a few. In addition, Good Greens has bred its own proprietary genetics including award winning Jelly Supreme and Gas Petal. Our monthly offerings are based on a combination of carefully selected genetics and consumer demands. By having four mature flower rooms in the Uxbridge facility, we will be able to rotate through strains based on current market demands.

Our Technology

Good Greens utilizes the Aroya cannabis production platform which combines innovative hardware and software to allow for higher yields, consistent quality, and streamlined operations.

- Rootzone Substrate Sensors: Designed to collect highly accurate moisture, temperature and electrical conductivity (EC) readings from the growing medium, in our case, Grodan rockwool cubes.
- Climate Stations: Placed throughout the grow rooms to reliably and precisely monitor air temperature, relative humidity, barometric and vapor pressure.
- Day Light Integral Sensors: Allow for the accurate measurement of photosynthetically active radiation (PAR or PPFD) from our LED grow lights.
- In-Pipe EC Sensors: Sensors in water tanks and irrigation pipes measure electrical conductivity which allows for the understanding of nutrient concentration. Paired with the substrate sensors, we are able to have a real time snapshot into the salt and nutrient levels across all spectrums of the plant growth cycle.
- Moisture Content Analyzer: State of the art technology utilizing chilled mirror dew point and capacitive hygrometer sensors to precisely measure water activity and moisture content of harvested flower throughout the drying process.

Our Story

Good Greens has been thoughtfully cultivating premium indoor cannabis in the California legal market since 2020. By leveraging over fifteen years of cultivation experience, utilizing the newest and most advanced growing and monitoring technologies, and partnering with best-in-class breeders, Good Greens seeks to bring its premium indoor cannabis flower and related product lines to the Massachusetts market.

Our Mission

Good Greens is entering the Massachusetts cannabis market with the construction of a new 15,000 square foot state of the art facility. The indoor cultivation site allows for over 5,000 square feet of flower canopy in addition to space for all ancillary operations and relevant product manufacturing including pre-packaged flower, pre-rolls, edibles and concentrates.

For more information, please refer to the Page View included with this filing.

### (E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

### (F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

### (G) Target Offering Amount and Offering Deadline

| Target Offering Amount | $50,000 |
|---|---|
| Offering Deadline | July 14, 2023 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

### (H) Commitments that Exceed the Target Offering Amount

| Will the Company accept commitments that exceed the Target Offering Amount? | Yes |
|---|---|
| What is the maximum you will accept in this Offering? | $500,000 |
| If Yes, how will the Company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

## (I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| Space Build-out | $46,625 | $466,250 |
| Mainvest Compensation | $3,375 | $33,750 |
| TOTAL | $50,000 | $500,000 |

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

## (J) The Investment Process

### To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

### TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

### Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

### (K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

#### Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

### (L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## (M) Terms of the Securities

### Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

### Summary of Terms

| | |
|---|---|
| Revenue Percentage[1] | 0.25 - 2.5%[2] |
| Payment Deadline | 2026-12-31 |
| Maximum Payment Multiple[3]<br>- Early Investors<br>- All Other Investors | 1.8 x<br>1.6 x |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 4.21% |

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.25% and a maximum rate of 2.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $50,000 | 0.2% |
| $162,500 | 0.8% |
| $275,000 | 1.4% |
| $387,500 | 1.9% |
| $500,000 | 2.5% |

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.6x cap.

### Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

## Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

## No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

## Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

## Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

## Other Classes of Securities

| Name of Security | Class A Members |
|---|---|
| Number of Shares Outstanding | 0 |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | 58% |
| How these securities differ from the revenue sharing notes being offered to investors | The owner has the right to be allocated Net Profits, Net Losses, and receive distributions and the right to vote in accordance with such Member's Percentage Interest on all matters requiring the Consent of the Members |

| Name of Security | Class B Members |
|---|---|
| Number of Shares Outstanding | 0 |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | 38% |
| How these securities differ from the revenue sharing notes being offered to investors | The owner has the right to be allocated Net Profits, Net Losses, and receive distributions and the right to vote in accordance with such Member's Percentage Interest on all matters requiring the Consent of the Members |

| Name of Security | Class C Members |
|---|---|
| Number of Shares Outstanding | 0 |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | 4% |
| How these securities differ from the revenue sharing notes being offered to investors | The owner has the right to be allocated Net Profits, Net Losses, and receive distributions and The Class C Membership Interests shall be "non-voting" and shall have no right to vote on any matters affecting the LLC |

## Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

## The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Michael Cimino | 37% |

## How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

## How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

## (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

## (O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

## (P) Indebtedness of the Company

| Creditor | Amount | Interest Rate | Maturity Date | Other Important Terms |
|---|---|---|---|---|
| Edward Watson | $950,000 | 0% | 12/10/2024 | 25% Net Profit Maxed at $150,000 Per Year |
| PMW LLC | $221,714 | 14% | 09/27/2025 | Interest Only 1st 6 Months |

## (Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

## (R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

## (S) The Company's Financial Condition

Historical milestones

Good Greens Flower MA was established in April, 2021 and has since achieved the following milestones:

Purchased provisional Tier 2 Cultivation & Manufacturing licenses and existing business assets in December, 2021 Located in Uxbridge, MA.

Obtained construction permits May, 2022

Construction 80% complete as of April 2023

Forecasted milestones

Good Greens Flower MA forecasts the following milestones:

- Complete build-out in July, 2023

- Obtain Final Approval from Cannabis Control Commission and begin growing in September, 2023

- Receive Commence Operations from Cannabis Control Commission and begin selling in December, 2023

Other outstanding debt or equity

As of 11/15/2022, Good Greens Flower MA has debt of $1,171,000 outstanding and a cash balance of $600,000. This debt is sourced primarily from private lenders and will be senior to any investment raised on Mainvest. In addition to the Good Greens Flower MA's outstanding debt and the debt raised on Mainvest, Good Greens Flower MA may require additional funds from alternate sources at a later date.

## (T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

## Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

|  | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $6,513,438 | $7,612,580 | $6,851,322 | $6,166,190 | $5,549,571 |
| Cost of Goods Sold |  |  |  |  |  |
| Gross Profit | $6,513,438 | $7,612,580 | $6,851,322 | $6,166,190 | $5,549,571 |
| EXPENSES |  |  |  |  |  |
| Employment/Labor Costs | $1,626,870 | $1,659,407 | $1,692,596 | $1,726,447 | $1,760,976 |
| Selling, General, & Admin | $150,000 | $153,750 | $157,593 | $161,532 | $165,570 |
| Facilities & Maintenance | $918,001 | $940,951 | $964,474 | $988,585 | $1,013,299 |
| Cultivation Tax | $150,000 | $150,000 | $150,000 | $150,000 | $150,000 |
| Operating Profit | $3,668,567 | $4,708,472 | $3,886,659 | $3,139,626 | $2,459,726 |

## (U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

## Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

## (V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

## (W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

## (X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

## (Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

### Additional Information Included in the Form C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
|---|---|---|
| Total Assets | $0 | $1,204,127.63 |
| Cash & Cash Equivalents | $0 | $4,127.63 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $0 | $950,000.00 |
| Revenues/Sales | $0 | $0 |
| Cost of Goods Sold | $0 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | $0 | $-267,122.37 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV,

WI, WY, B5, GU, PR, VI, 1V